UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.23)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 97,751
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 97,751
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 19 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 182,150,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 182,150,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,150,964
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.31%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 19 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No.23 TO SCHEDULE 13D

This Amendment No.23 Schedule 13D (“Amendment No.23”) amends and restates Items 2, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No.23 but not defined herein have the meaning given to such terms in Schedule 13D, as amended and restated from time to time.

 Item 2. Identity and Background

 (a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Consultores Assets Management S.A., a stock corporation organized under the laws of Republic of Argentina (“CAM”);

(iv)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)
Consultores Venture Capital Uruguay S.A., a stock corporation organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman and CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’ s principal offices are located at Bol’var 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bol’var 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000 Montevideo, Republic of Uruguay.

Because Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 19 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction
Since May 30, 2018, the Reporting Persons have increased their beneficial ownership of Cresud’s common shares by acquiring shares representing an additional 1.57% of Cresud´s outstanding share capital. Such increase was the result of:

●
The purchase in the open market of 38,280 ADRs (equivalent to 382,800 common shares)

●
The receipt of 7,500,468 common shares (consisting of 1,216,508 common shares and 628,396 ADRs) as a result of the distribution of treasury shares made by Cresud.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The variations reported in this Amendment No. 23 were effected in the period from May 30, 2018 through November 12, 2018 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)
(a) As of November 12, 2018, the Reporting Persons beneficially owned the equivalent of 182,150,964 common shares of Cresud, representing 36.31% of Cresud’s outstanding equity as of that date.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of November 12, 2018:

Shareholder	Number of Shares Currently Owned	% of Outstanding Shares
Reporting Persons (as a group)	182,150,964	36.31%
Total	501,642,804	100%

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 19 Pages

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay and Agroinvestment, and Director of CVC Cayman. As of November 12, 2018, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of November 12, 2018, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. As of November 12, 2018, Elsztain owns 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  As of that same date, Elsztain directly owns the equivalent of 97,751 common shares of the outstanding equity capital of Cresud, representing approximately 0.02% of Cresud’s issued and outstanding common shares;

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)
IFISA directly owns the equivalent of 114,926,563 common shares of Cresud representing approximately 22.91% of Cresud’s issued and outstanding common shares;

(iv)
CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)
CAM is the direct owner of 100% of the common shares of CVC Uruguay, but does not directly own Cresud´s common shares;

(vi)
Agroinvestment directly owns the equivalent of 67,125,740 common shares of Cresud representing approximately 13.38% of Cresud’s issued and outstanding common shares; and

(vii)
CVC Uruguay directly owns 910 common shares of Cresud representing approximately 0.0002% of Cresud’s issued and outstanding common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of Cresud as of November 12, 2018:

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 19 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of  182,150,964 common shares, representing 36.31% of the issued and outstanding common shares of Cresud, as of November 12, 2018.

(b)
Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 19 Pages

Loan Agreements. IFISA has executed five Loan Agreements, for which the lenders hold as collateral 735,633 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned, IFISA maintains the voting and economic rights related to the ADRs.

On June 07, 2017, IFISA executed another Loan Agreement, for which the lender holds as collateral 11,614,110 common shares of Cresud, IFISA maintains the voting and economic rights related to the common shares. On November 1, 2017, IFISA executed another Loan Agreement, for which the lender holds 7,264,760 common shares of Cresud as collateral and analogously the company maintains the voting and economic rights related to the common shares.

On October 23, 2017, as amended from time to time, on May 14, 2018, on May 30, 2018, on June 29, 2018, on July 02, 2018, on August 17, 2018, on August 21, 2018, on August 29, 2018, on August 30, 2018, and on September 05, 2018, those ten Loan Agreements were executed between IFISA as lender and IFIS as borrower, pursuant to which IFISA loaned 4,765,014 ADRs of Cresud to IFIS until November 23, 2019. Concurrently, Loan Agreements were executed between IFIS as lender and Agroinvestment as borrower, pursuant to which IFIS loaned 4,765,014 ADRs of Cresud to Agroinvestment until November 23, 2019.

On October 30, 2017, Agroinvestment executed a Credit Agreement for which the lender holds as collateral 6,712,574 ADRs of Cresud, each ADR representing 10 common shares. Notwithstanding the aforementioned the Reporting Persons maintain the voting and economic rights related to the ADRs.

On October 31, 2018, a Loan Agreement was executed between Eduardo S. Elsztain as lender and Agroinvestment as borrower, pursuant to which Eduardo S. Elsztain loaned 38,280 ADRs of Cresud until November 23, 2019.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 19 Pages

Schedule A

Eduardo S. Elsztain
Bol’var 108, 1st Floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl Zang Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice-Chairman Bolivar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang (Second Vice Chairman) Second Vice-Chairman Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bol’var 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 19 Pages

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Chairman 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Vice Chairmane Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 003, 91600, Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman Zabala 1422, 2 nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2 nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor 11500, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 19 Pages

Directors and Executive Officers of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain ChairmanMoreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	8.	Daniel E. Mellicovsky Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	9.	Alejandro Gustavo Casaretto Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Enrique Antonini Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 19 Pages

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 19 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: November 12, 2018

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board